NEWS RELEASE FOR IMMEDIATE RELEASE

Mayo Schmidt to Rejoin Agrium’s Board of Directors

January 19, 2015

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) is pleased to announce that Mayo Schmidt has rejoined Agrium’s Board (“the Board”) effective immediately. Mr. Schmidt proactively resigned from the Board in late 2014 to pursue an opportunity in the Agricultural sector which did not proceed. Mr. Schmidt has been appointed as a member of the Audit Committee and the Human Resources & Compensation Committee. Prior to joining the Board, Mr. Schmidt held the position of President and CEO at Viterra Inc.

“We are pleased to have Mayo rejoin our Board. His experience and understanding of all aspects of the agricultural value chain is a tremendous asset for us,” commented Victor Zaleschuk, Board Chair of Agrium.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America and Australia. With competitive advantages in nutrient production and the leading global distribution network, Agrium’s strategy is to bring value to our customers by providing the crop inputs and services required to feed a growing world. We focus on maximizing shareholder returns by driving operational excellence across our businesses, pursuing accretive growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com